                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13G


                  Under the Securities Exchange Act of 1934
                        (Amendment No.              )
                                      --------------


                         HANOVER COMPRESSOR COMPANY
-------------------------------------------------------------------------------
                              (Name of Issuer)


                        COMMON STOCK, $.001 PAR VALUE
-------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 410768 10 5
                         ---------------------------
                               (CUSIP Number)





* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on following page(s))

                              Page 1 of 9 Pages

---------------------                                         -----------------
CUSIP NO. 410768 10 5                 13G                     Page 2 of 9 Pages
---------------------                                         -----------------
-------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            GKH Investments, L.P.
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
           See Exhibit A, as attached.
               ----------
-------------------------------------------------------------------------------
  3

-------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                    5       SOLE VOTING POWER

                              11,130,502
     NUMBER
                    -----------------------------------------------------------
   OF SHARES        6       SHARED VOTING POWER

  BENEFICIALLY                0

    OWNED BY        -----------------------------------------------------------
                    7       SOLE DISPOSITIVE POWER
      EACH
                              11,130,502
   REPORTING
                    -----------------------------------------------------------
    PERSON          8         SHARED DISPOSITIVE POWER

     WITH                     0

-------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           11,130,502
-------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          [ ]
-------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).

           39.0%
-------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON

           PN
-------------------------------------------------------------------------------

---------------------                                         -----------------
CUSIP NO. 410768 10 5                 13G                     Page 3 of 9 Pages
---------------------                                         -----------------
-------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            GKH Partners, L.P.
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
           See Exhibit A, as attached.
               ----------
-------------------------------------------------------------------------------
  3

-------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                    5       SOLE VOTING POWER

                              420,496
     NUMBER
                    -----------------------------------------------------------
   OF SHARES        6       SHARED VOTING POWER

  BENEFICIALLY                0

    OWNED BY        -----------------------------------------------------------
                    7       SOLE DISPOSITIVE POWER
      EACH
                              420,496
   REPORTING
                    -----------------------------------------------------------
    PERSON          8         SHARED DISPOSITIVE POWER

     WITH                     0

-------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           420,496
-------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          [ ]
-------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).

           1.5%
-------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON

           PN
-------------------------------------------------------------------------------

Item 1(a)  Name of Issuer
           --------------

           Hanover Compressor Company


Item 1(b)  Address of Issuer's Principal Executive Offices
           -----------------------------------------------

           12001 North Houston Rosslyn
           Houston, Texas  77086


Item 2(a)  Name of Person Filing
           ---------------------

           1. GKH Investments, L.P.

           2. GKH Partners, L.P.


Item 2(b)  Address of Principal Business Office
           ------------------------------------

           1. GKH Investments, L.P.
              c/o Melvyn N. Klein
              Mercantile Tower
              MT 209
              615 North Upper Broadway, Suite 1940
              Corpus Christi, Texas  78477

           2. GKH Partners, L.P.
              c/o Melvyn N. Klein
              Mercantile Tower
              MT 209
              615 North Upper Broadway, Suite 1940
              Corpus Christi, Texas  78477

Item 2(c)  Citizenship
           -----------

           1. GKH Investments, L.P.- Delaware

           2. GKH Partners, L.P.- Delaware

Item 2(d)  Title of Class of Securities
           ----------------------------

           common stock, $.001 par value per share


Item 2(e)  CUSIP Number
           ------------

           410768 10 5





                              Page 4 of 9 Pages

Item 3     If this Statement is Filed Pursuant to
           Rule 13d-1(b) or 13d-2(b)
           -------------------------

           Not Applicable


Item 4     Ownership
           ---------

           1. GKH Investments, L.P.

              (a)  Amount Beneficially Owned as of December 31,
                   1997:            11,130,502 shares

              (b)  Percent of Class:  39.0%

              (c)  Number of Shares as to which such person has:

                   (i)   sole power to vote or to direct the vote:  11,130,502

                   (ii)  shared power to vote or to direct the vote:  0

                   (iii) sole power to dispose or to direct the
                         disposition of:  11,130,502

                   (iv)  shared power to dispose or to direct the disposition of:  0


           2. GKH Partners, L.P.

              (a)  Amount Beneficially Owned as of December 31,
                   1997: 420,496 shares*

              (b)  Percent of Class:  1.5%


* While, as the general partner of GKH Investments, L.P., GKH Partners, L.P. may be deemed to be the beneficial owner of stock held by GKH Investments, L.P., GKH Partners, L.P. expressly disclaims any such beneficial ownership.


                              Page 5 of 9 Pages

              (c)  Number of Shares as to which such person has:

                   (v)    sole power to vote or to direct the vote:  420,496

                   (vi)   shared power to vote or to direct the vote:  0

                   (vii) sole power to dispose or to direct the disposition of: 420,496

                   (viii) shared power to dispose or to direct the disposition of:  0


Item 5     Ownership of Five Percent or Less of a Class
           --------------------------------------------

           Not Applicable


Item 6     Ownership of More Than Five
           Percent on Behalf of Another Person
           -----------------------------------

           Not Applicable


Item 7     Identification and Classification of the
           Subsidiary Which Acquired the Security Being
           Reported on by the Parent Holding Company
           -----------------------------------------

           Not Applicable


Item 8     Identification and Classification
           of Members of the Group
           -----------------------

           Not Applicable.


Item 9     Notice of Dissolution of Group
           ------------------------------

           Not Applicable


Item 10    Certification
           -------------

           Not Applicable





                              Page 6 of 9 Pages

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

     Dated: February 13, 1998


                         GKH INVESTMENTS, L.P., a Delaware limited partnership

                              By: GKH PARTNERS, L.P., a Delaware limited
                              partnership, its general partner

                              By: JAKK HOLDING CORP., a Nevada corporation, its general partner


                              /s/ Melvyn N. Klein
                              ------------------------------------------------
                              Melvyn N. Klein
                              President


                         GKH PARTNERS, L.P., a Delaware limited partnership

                              By: JAKK HOLDING CORP., a Nevada corporation, its general partner


                              /s/ Melvyn N. Klein
                              ------------------------------------------------
                              Melvyn N. Klein
                              President



                              Page 7 of 9 Pages

                                  EXHIBIT A

                       AGREEMENT TO FILE SCHEDULE 13G

     THIS AGREEMENT is made and entered into as of the 12th day of February, 1998 by and between the undersigned parties (the "Stockholders").

                            W I T N E S S E T H:

     WHEREAS, the Stockholders are stockholders of Hanover Compressor Company ("HCC"); and

     WHEREAS, the Stockholders desire to jointly file a Schedule 13G with the Securities and Exchange Commission with respect to their investments in HCC in order to satisfy their obligations under Regulation 13D as promulgated pursuant to the Securities Exchange Act of 1934 (the "Act").

     NOW, THEREFORE, in consideration of the foregoing, the parties hereto hereby agree as follows:

     1. Each of the Stockholders hereby agrees to jointly file a Schedule 13G with the Securities and Exchange Commission with respect to their investments in HCC in order to satisfy their obligations under Sections 13(d) and 13(g) of the Act and the regulations promulgated pursuant thereto.

     2. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original, but all of which shall constitute one and the same instrument.


                [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]


                              Page 8 of 9 Pages

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.


                          GKH INVESTMENTS, L.P., a Delaware limited partnership

                              By:  GKH PARTNERS, L.P., a Delaware limited
                              partnership, its general partner

                              By: JAKK HOLDING CORP., a Nevada corporation, its general partner

                              /s/ Melvyn N. Klein
                              -------------------------------------------------
                              Melvyn N. Klein
                              President


                          GKH PARTNERS, L.P., a Delaware limited partnership

                              By: JAKK HOLDING CORP., a Nevada corporation, its general partner

                          /s/ Melvyn N. Klein
                          -----------------------------------------------------
                          Melvyn N. Klein
                          President




             [SIGNATURE PAGE TO AGREEMENT TO FILE SCHEDULE 13G]



                              Page 9 of 9 Pages